Ameritas Life Insurance Corp. 5900 O Street / Lincoln, NE 68510

June 13, 2014

VIA EDGAR CORRESPONDENCE

Michelle Roberts, Senior Counsel

Office of Insured Investments

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Union Central Life Insurance Company ("Union Central") and
Ameritas Life Insurance Corp. ("Ameritas Life") Merger
Carillon Account and Carillon Life Account filings to be made on July 1, 2014

Dear Ms. Roberts:

On behalf of Ameritas Life Insurance Corp., Carillon Account and Carillon Life Account, we will be submitting initial Registration Statements on Forms N-4 and N-6 for seven variable life insurance and variable annuity contracts that were previously issued by Union Central.  The Registration Statements will be filed on July 1, 2014, and reflect the merger of Union Central with and into Ameritas Life.  The Registration Statements will conform in all respects with the Second Example Filings previously submitted on May 15, 2014, except as outlined in this correspondence.

In order to facilitate the SEC staff's ability to immediately declare the Registration Statements effective, we represent as follows:

1.   All required exhibits to the Registration Statements will be filed contemporaneously therewith.

2.   All required Tandy Representations will be made, as well as representations relating to our request for acceleration of effectiveness, in correspondence accompanying the Registration Statements.

3.   The Unaudited Pro Forma Financial Data submitted via EDGAR correspondence in the Second Example Filing for the Advantage VA III contract on May 15, 2014 is a true and correct copy of the Unaudited Pro Forma Financial Data that will be filed along with the audited financial statements for the merging companies on July 1, 2014.  We do not anticipate any changes to the data.  Accordingly, we will remove the footer "Subject to Change" from each page of the Pro Forma prior to filing on July 1.

4.   In response to comments from Tony Burak, we have inserted the appropriate signatures in the financial statements for two of the merging companies, and will be including the appropriate consents of the independent auditors in the Registration Statements.  Mr. Burak advised, by phone call on June 10th, that he had no further comments, and did not need any follow up correspondence prior to July 1.

5.   Brackets in the first paragraph of the supplements have been replaced with parentheses.

6.   Text instructing policy owners to contact Union Central for a copy of the prospectus was deleted at the bottom of each previously filed supplement that will be included with the July 1 filings.

7.     In response to staff comments concerning the supplements, the second paragraph under "Carillon Life Account" is revised to read as follows:

The Carillon Life Account was established on July 10, 1995, as a segregated investment account.  On July 1, 2014, Union Central Life merged with and into Ameritas Life, so that Ameritas Life is now the depositor of the Carillon Life Account.  The Carillon Life Account survived the merger intact.

A similar revision will be made under the section "Carillon Account" in the Form N-4 filings.

8.     In response to staff comments concerning the supplements, the third paragraph under "Carillon Life Account" is revised to delete the parenthetical.  A similar revision will be made under the section "Carillon Account" in the Form N-4 filings.

We acknowledge: that the separate accounts are responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and the separate accounts may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these filings, please telephone me at 402-467-7847.  Thank you for your assistance.

Sincerely,

/s/ Ann D. Diers

Ann D. Diers

Vice President & Associate General Counsel, Variable Contracts & AIC